10885 NE 4th Street Suite #400
Bellevue, WA 98004
September 15th, 2022
VIA EDGAR
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alexandra Barone
Matthew Crispino

Re:	Limeade, Inc.
Registration Statement on Form 10-12G Filed August 4th, 2022
File No. 000-56464
Dear Mrs. Barone and Mr. Crispino,
On behalf of Limeade, Inc. (the “Company”), we submit this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) in its letter dated August 31st, 2022 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10-12G that was filed with the SEC on August 4, 2022 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”).
We have reproduced in italicized type the Staff’s comments and have provided the Company’s response following the comment.
Amendment No. 1 to Registration Statement on Form 10-12G filed August 4th, 2022
Item 1A. Risk Factors

Our failure to timely file this registration statement could result in an SEC enforcement proceeding …, page 27
Comment 1.Please tell us, with a view towards revised disclosure, why you did not timely file your registration statement.
Response 1.In response to the Staff’s comment, the Company respectfully advises the Staff that the Company was unable to timely file the Registration Statement due to a variety of factors. In late December 2021, the Company began to evaluate whether it may be required to file a registration statement under Section 12(g) of the Securities Exchange Act. Because the Company’s total assets would exceed $10 million as of the end of 2021, the Company understood that registration under Section 12(g) would depend on whether one of the holder of record thresholds under Section 12(g)(1)(A)(i) or (ii) was exceeded. Due to the fact that the Company’s securities traded in Australia are certificates of depositary interest (“CDIs”) and due to the differences in security registration practices between the United States and Australia, this analysis was initially complicated by uncertainty about how to distinguish between holders of record and beneficial owners of CDIs, required input from advisors in both the U.S. and Australia, and took time to resolve. Once that uncertainty was resolved, the Company determined that it had fewer than 2,000 holders of record of its CDIs but did not know how many of its holders of record were non-accredited. The Company expended further time and effort to evaluate whether it would be possible to undertake a process in Australia to determine the accredited investor status of its holders of record. Ultimately, based on advice of its advisors in Australia, the Company concluded that such a process was impracticable. Without a reasonable basis for determining the number of non-accredited investors, the Company was advised by U.S. legal counsel that it would need to assume that it had more than 500 non-accredited investors for purposes of Section 12(g). In parallel with its efforts to determine whether the statutory thresholds with respect to holders of record were met, the Company sought advice from U.S. legal counsel regarding the possibility of obtaining exemptive relief under Section 12(h) of the Exchange Act. Although U.S. counsel identified a small number of instances in which such relief had been granted in the 1980s under similar circumstances, the Company’s U.S. counsel ultimately concluded (in part based on interaction with SEC staff) that Section 12(h) exemptive relief was not likely to be granted. As a result of these factors, the Company did not definitively determine that it was subject to the registration requirement under Section 12(g) until the first half of February 2022. The Company thereafter faced a number of challenges marshaling the internal and external resources needed to complete the filing of the Registration Statement by April 30, 2022, and ultimately filed the Registration Statement as soon as was reasonably practicable under the circumstances.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 31
Comment 2.Please disclose the basis for your statement that the company is a “leading provider of cloud-based employee experience software solutions.”
Response 2.In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company believes that it is among the leading companies in the referenced market, it has updated the disclosure on page 31 of Amendment No. 1 to remove the word “leading”.
Comment 3.We note that you quantified CARR as of March 31, 2022 and December 31, 2021. To provide context to this disclosure, please revise to also quantify the prior annual and interim period amounts.
Response 3.In response to the Staff’s comment, the Company respectfully advises the Staff that because its historical practice is to publicly disclose CARR only for its annual periods, it has removed the reference to CARR for the interim period. Further, the Company has updated the disclosure on page 31 of Amendment No. 1 to disclose CARR for the year ended December 31, 2020.
Comment 4.You disclose that as of March 31, 2022, you had almost 1,000 customers. We further note references to customers with 5,000 or more employees and customers with 500-5,000 employees throughout the filing. Please revise to disclose the actual number of customers as of the end of each period presented in the filing. Also, considering your emphasis on acquiring customers with 5,000 or more employees and customers with 500-5,000 employees, revise to disclose the numbers of such customers for the periods presented, as well as the percent of your total revenue derived from these customer groups to add context to these metrics.
Response 4.In response to the Staff’s comment, the Company has updated the disclosure on page 31 of Amendment No. 1 to clarify the number of customers as of the end of June 30, 2022, June 20, 2021, December 31, 2021, and December 31, 2020 and to clarify the percent of total revenue derived from different customer groups.
Impact of COVID-19, page 32
Comment 5.Please update your disclosure in this section and in your risk factors to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.
Response 5.In response to the Staff’s comment, the Company has updated the disclosure on pages 14 and 15 and 32 of Amendment No. 1.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 43
Comment 6.Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by your 5% stockholders. Refer to Item 403 of Regulation S-K.
Response 6.In response to the Staff’s comment, the Company supplementally advises the Staff that subsequent to the initial filing of the Registration Statement, it determined that Citicorp Nominees Pty Limited and National Nominees Limited are “street name” holders only and do not have or share investment or voting control. The beneficial ownership table on page 44 has been updated to remove these entities and to add certain additional entities that the Company has determined are greater than 5% beneficial owners. Further, the Company has updated the footnotes to the beneficial ownership table on page 44 to disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over shares held by each of the entities identified as greater than 5% holders
Consolidated Financial Statements
Note 2 - Significant Accounting Policies Revenue Recognition
Remaining Performance Obligations, page F-11
Comment 7.You disclose that you exclude amounts related to usage-based contracts from remaining performance obligations. To the extent that usage-based arrangements are material, please revise to provide your revenue recognition policy for such arrangements.
Response 7.In response to the Staff’s comment, the Company has updated the disclosures related to usage-based contracts on pages 33 and F-12 of Amendment No. 1. Supplementally, the Company respectfully informs the Staff that usage-based arrangements are not material to the Company’s financial results.
Comment 8.You disclose that your remaining performance obligations include deferred revenue and amounts that will be invoiced and recognized as revenues in future periods. We also note your disclosure on page 32 that your subscription agreements typically have a three year contract term. Please revise to disclose the aggregate amount of transaction price allocated to the remaining performance obligations that are unsatisfied as of the end of the reporting period and an explanation of when you expect to recognize revenue from those remaining performance obligations. Refer to ASC 606-10-50-13(a).
Response 8.In response to the Staff’s comment, the Company has updated the disclosure on page F-12 of Amendment No. 1 to clarify the effective terms of our contracts with customers. Supplementally, the Company respectfully advises the Staff that its subscription arrangements typically contain a contract period of three years, and can be billable in annual, quarterly, or monthly invoices. The substantial majority of these contracts allow the customer to terminate at each contract anniversary throughout the duration of the contract. Therefore, the Registrant applied the practical expedient per ASC 606-10-50—14(a) and did not disclose the information in paragraph 606-10-50-13.
Other Revenue, page F-11
Comment 9.You disclose that other revenue includes implementation fees for subscription software and related programs. However, you also disclose that implementation services are not capable of being distinct from your subscription service and are therefore combined as a single performance obligation. Please reconcile these disclosures for us.
Response 9.In response to the Staff’s comment, the Company respectfully advises the Staff that it recognizes revenue for the implementation service and the subscription service as a combined single performance obligation. The Company does record an immaterial amount of implementation revenue related to a small amount of separate add-on services; this revenue is classified as part of our “Other Revenue”. The Company has updated our revenue disclosures on pages 33 and F-11 of Amendment No. 1 in response to this comment.
Note 4 - Balance Sheet Components, page F-15
Comment 10.We note that you have amounts recorded in "prepaid gift cards" and "accrued gift card liability." Please revise to describe the terms of the gift cards, including whether the gift cards are redeemable for cash. Also, revise to disclose how you account for gift cards including gift card breakage.
Response 10.In response to the Staff’s comment, the Company has added an explanatory paragraph to Note 4 - Balance Sheet Components on page F-16 of Amendment No. 1 to clarify the terms of the gift cards including whether the gift cards are redeemable for cash. As all of our contracts with customers allow for unused gift card balances to be refunded to the customer at the termination of services. The Company does not expect to be entitled to a breakage amount, and to date, the likelihood of customers exercising their remaining rights is not remote. If the Company does determine the likelihood of the customer exercising its remaining rights as remote, we would follow the guidance in ASC 606-10-5-48.
If you have any additional questions or comments, please do not hesitate to contact Sarah Visbeek, Limeade General Counsel, at (888) 830-9830 or our external counsel Eric DeJong and J. Sue Morgan with Perkins Coie LLP at (206) 359-8000.
Sincerely,
LIMEADE, INC.

By:	/s/ Henry Albrecht
Name:	Henry Albrecht
Title:	Chief Executive Officer
Limeade, Inc.

cc.	Eric DeJong, Esq, Perkins Coie LLP
J. Sue Morgan, Esq, Perkins Coie LLP